SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

                        Report of Foreign Private Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934



                               18 September, 2006


                                  BT Group plc
                 (Translation of registrant's name into English)


           BT Centre
           81 Newgate Street
           London
           EC1A 7AJ
           England

                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



Enclosures: 1. Transaction in Own Shares announcement made on 4 September 2006
            2. Holding(s) in Company announcement made on 5 September 2006
            3. Transaction in Own Shares announcement made on 5 September 2006
            4. Transaction in Own Shares announcement made on 6 September 2006
            5. Transaction in Own Shares announcement made on 6 September 2006
            6. Transaction in Own Shares announcement made on 7 September 2006
            7. Transaction in Own Shares announcement made on 8 September 2006
            8. Transaction in Own Shares announcement made on 11 September 2006
            9. Holding(s) in Company announcement made on 12 September 2006
           10. Transaction in Own Shares announcement made on 13 September 2006
           11. Director/PDMR Shareholding announcement made on 15 September 2006
           12. Transaction in Own Shares announcement made on 15 September 2006 13 Director/PDMR Shareholding announcement made on 15 September 2006

Enclosure 1.


Monday 4 September 2006

                                  BT GROUP PLC

                           TRANSACTION IN OWN SHARES

BT Group plc announces that it has today purchased through Merrill Lynch International 1,000,000 ordinary shares at a price of 248.14 pence per share. The purchased shares will all be held as treasury shares.

Following the above transfer, BT Group plc holds 312,135,288 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 8,326,494,175.



                                  --: ends :--

Enclosure 2.

                                  SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company



BT Group plc

2) Name of shareholder having a major interest

Barclays PLC

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Total holding of the above shareholder

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Registered Holder                                     Account          Holding
                                                  Designation
BANK OF IRELAND                                        426353        1,111,189
BANK OF IRELAND                                        426360           95,432
BANK OF NEW YORK                                                       594,199
Barclays Bank PLC (Singapore)                                            3,700
BARCLAYS CAPITAL NOMINEES LIMITED                                      146,000
BARCLAYS CAPITAL NOMINEES LIMITED                                  189,194,800
BARCLAYS CAPITAL NOMINEES LIMITED                                    6,071,674
BARCLAYS CAPITAL NOMINEES LIMITED                                    4,175,000
Barclays Capital Securities Ltd.                                         1,150
Barclays Capital Securities Ltd.                                         1,150
Barclays Global Investors Canada                                       596,194
Barclays Trust Co & Others                                              37,522
BARCLAYS TRUST CO AS EXEC/ADM C 000000000000000000                       1,145
Barclays Trust Co DMC69 C 000000000000000000                            83,788
Barclays Trust Co E99 C 000000000000000000                               2,607
Barclays Trust Co R69 C 000000000000000000                             181,052
BNP PARIBAS                                                            601,646
CHASE NOMINEES LTD                                      16376        4,057,629
CHASE NOMINEES LTD                                      20947       61,751,286
CHASE NOMINEES LTD                                      21359        3,206,919
CHASE NOMINEES LTD                                      28270        2,735,867
CHASE NOMINEES LTD                                      28270        1,031,669
CIBC MELLON GLOBAL SECURITIES                                          460,459
Clydesdale Nominees HGB0125                          32419001            1,725
Clydesdale Nominees HGB0125                          59441401           28,085
Clydesdale Nominees HGB0125                          59477501              730
Clydesdale Nominees HGB0125                         100227401            1,252
Gerrard Nominees Limited                               605704            1,600
Gerrard Nominees Limited                               607486            1,040
Gerrard Nominees Limited                               608459              650
Gerrard Nominees Limited                               611717            7,000
Gerrard Nominees Limited                               617906            4,000
Gerrard Nominees Limited                               620404            1,010
Gerrard Nominees Limited                               631118           24,600
Gerrard Nominees Limited                               633484            1,040
Gerrard Nominees Limited                               635860            3,200
Gerrard Nominees Limited                               637739            1,350
Gerrard Nominees Limited                               642686            1,530
Gerrard Nominees Limited                               643975           13,200
Gerrard Nominees Limited                               647291            2,700
Gerrard Nominees Limited                               650668            5,200
Gerrard Nominees Limited                               652198           14,500
Gerrard Nominees Limited                               654151            3,500
Gerrard Nominees Limited                               658574            3,150
Gerrard Nominees Limited                               658729            1,950
Gerrard Nominees Limited                               659442            2,750
Gerrard Nominees Limited                               659645            2,600
Gerrard Nominees Limited                               660302            6,500
Gerrard Nominees Limited                               660318           88,000
Gerrard Nominees Limited                               660632            2,000
Gerrard Nominees Limited                               660758           33,000
Gerrard Nominees Limited                               660851           26,000
Gerrard Nominees Limited                               768557           24,350
Gerrard Nominees Limited                               770101           26,500
Gerrard Nominees Limited                               774125              750
Gerrard Nominees Limited                               774160            3,600
Gerrard Nominees Limited                               777488            1,550
Gerrard Nominees Limited                               777546              650
Gerrard Nominees Limited                               781271           17,500
Greig Middleton Nominees Limited (GM1)                               3,264,833
Greig Middleton Nominees Ltd (GM3)       126066DA                        3,400
Greig Middleton Nominees Ltd (GM3)       220805DN                      542,500
Greig Middleton Nominees Ltd (GM3)       523475DN                    1,000,000
INVESTORS BANK AND TRUST CO.                                         3,339,328
INVESTORS BANK AND TRUST CO.                                           949,820
INVESTORS BANK AND TRUST CO.                                            72,630
INVESTORS BANK AND TRUST CO.                                         9,834,879
INVESTORS BANK AND TRUST CO.                                         2,656,179
INVESTORS BANK AND TRUST CO.                                        22,953,923
INVESTORS BANK AND TRUST CO.                                           800,354
INVESTORS BANK AND TRUST CO.                                           120,375
INVESTORS BANK AND TRUST CO.                                           158,040
INVESTORS BANK AND TRUST CO.                                           131,957
INVESTORS BANK AND TRUST CO.                                           772,319
INVESTORS BANK AND TRUST CO.                                           504,301
INVESTORS BANK AND TRUST CO.                                        39,966,787
INVESTORS BANK AND TRUST CO.                                            65,963
INVESTORS BANK AND TRUST CO.                                         8,553,181
INVESTORS BANK AND TRUST CO.                                         1,425,520
INVESTORS BANK AND TRUST CO.                                        21,863,241
INVESTORS BANK AND TRUST CO.                                           580,944
INVESTORS BANK AND TRUST CO.                                           238,500
INVESTORS BANK AND TRUST CO.                                         2,558,665
INVESTORS BANK AND TRUST CO.                                         2,187,990
INVESTORS BANK AND TRUST CO.                                           672,804
JP MORGAN (BGI CUSTODY)                                 16331        2,067,206
JP MORGAN (BGI CUSTODY)                                 16338          504,571
JP MORGAN (BGI CUSTODY)                                 16341        2,408,169
JP MORGAN (BGI CUSTODY)                                 16341        4,549,056
JP MORGAN (BGI CUSTODY)                                 16342        1,070,744
JP MORGAN (BGI CUSTODY)                                 16344          797,532
JP MORGAN (BGI CUSTODY)                                 16345        1,338,176
JP MORGAN (BGI CUSTODY)                                 16400       63,646,336
JP MORGAN (BGI CUSTODY)                                 17011          142,657
JP MORGAN (BGI CUSTODY)                                 18409        6,405,021
JPMORGAN CHASE BANK                                                    273,739
JPMORGAN CHASE BANK                                                  3,821,463
JPMORGAN CHASE BANK                                                    741,592
JPMorgan Chase Bank                                                    338,039
JPMorgan Chase Bank                                                    511,563
JPMorgan Chase Bank                                                  1,189,437
JPMorgan Chase Bank                                                  2,716,589
JPMorgan Chase Bank                                                     47,007
JPMorgan Chase Bank                                                     82,684
JPMorgan Chase Bank                                                    332,469
JPMorgan Chase Bank                                                  2,766,699
JPMorgan Chase Bank                                                    367,571
JPMorgan Chase Bank                                                  1,213,479
JPMorgan Chase Bank                                                    285,269
JPMorgan Chase Bank                                                  1,131,518
JPMorgan Chase Bank                                                    899,245
JPMorgan Chase Bank                                                    285,731
JPMorgan Chase Bank                                                     67,783
JPMorgan Chase Bank                                                    230,826
JPMorgan Chase Bank                                                    431,755
JPMorgan Chase Bank                                                  4,568,874
JPMorgan Chase Bank                                                     70,134
JPMorgan Chase Bank                                                    824,755
JPMorgan Chase Bank                                                     78,398
Master Trust Bank                                                      399,929
Mellon Trust - US CUSTODIAN /                                        1,048,441
Mellon Trust - US CUSTODIAN /                                          336,763
MELLON TRUST OF NEW ENGLAND                                            634,175
Mitsubishi Trust International                                         261,380
Mitsui Asset                                                           139,141
NORTHERN TRUST BANK - BGI SEPA                                       1,573,452
NORTHERN TRUST BANK - BGI SEPA                                         342,453
NORTHERN TRUST BANK - BGI SEPA                                       1,308,357
R C Greig Nominees Limited                                          13,661,298
R C Greig Nominees Limited a/c AK1                                   4,206,485
R C Greig Nominees Limited a/c BL1                                   1,158,994
R C Greig Nominees Limited a/c CM1                                     402,849
R C Greig Nominees Limited GP1                                       2,056,335
R C Greig Nominees Limited SA1                                         788,650
Reflex Nominees Limited                                                 10,893
Reflex Nominees Limited                                                  2,625
STATE STREET BANK & TRUST - WI                                       1,194,458
STATE STREET BANK AND TRUST CO                                          46,800
STATE STREET BOSTON                                                  1,120,955
STATE STREET BOSTON                                                  4,325,300
STATE STREET TRUST OF CANADA -                                       1,065,759
The Northern Trust Company - U                                         754,001
Trust & Custody Services Bank                                            4,975
Trust & Custody Services Bank                                           84,144
ZEBAN NOMINEES LIMITED                                                 708,248

                                 Total                             545,562,219



5) Number of shares/amount of stock acquired

Total holding of 545,562,219 shares

6) Percentage of issued class

6.56%

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued class-

N/A

9) Class of security

Ordinary shares of 5p in BT Group plc


10) Date of transaction

n/a

11) Date company informed

04 September 2006

12) Total holding following this notification

Total holding of 545,562,219 shares

13) Total percentage holding of issued class following this notification

6.56%

14) Any additional information

This notification updates the previous notification dated 29 August 2006 and is a result of the reduction in the total holding of Barclays plc from 670,204,939 to 545,562,219 shares.


15) Name of contact and telephone number for queries

Graeme Wheatley, 020 7356 6372

16) Name of authorised company official responsible for making this notification

Graeme Wheatley, 020 7356 6372

Date of notification 05 September 2006

End

Enclosure 3.


Tuesday 5 September 2006

                                  BT GROUP PLC

                           TRANSACTION IN OWN SHARES

BT Group plc announces that it has today purchased through Merrill Lynch International 1,000,000 ordinary shares at a price of 247.0413 pence per share. The purchased shares will all be held as treasury shares.

Following the above transfer, BT Group plc holds 313,135,288 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 8,325,494,175.



                                  --: ends :--

Enclosure 4.


Wednesday 6 September 2006

                                  BT GROUP PLC

                           TRANSACTION IN OWN SHARES


BT Group plc announces that it has today transferred to participants in its employees share schemes 680,228 ordinary shares at a maximum price of 199.50 pence per share and a minimum price of 154 pence per share. The transferred shares were all formerly held as treasury shares.

Following the above transfer, BT Group plc holds 312,455,060 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 8,326,174,403.



                                  --: ends :--

Enclosure 5.


Wednesday 6 September 2006

                                  BT GROUP PLC

                           TRANSACTION IN OWN SHARES

BT Group plc announces that it has today purchased through Merrill Lynch International 1,000,000 ordinary shares at a price of 249.0922 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, BT Group plc holds 313,455,060 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 8,325,174,403.



                                  --: ends :--

Enclosure 6.


Thursday 7 September 2006

                                  BT GROUP PLC

                           TRANSACTION IN OWN SHARES

BT Group plc announces that it has today purchased through Merrill Lynch International 3,000,000 ordinary shares at a price of 246.20 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, BT Group plc holds 316,455,060 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 8,322,174,403.



                                  --: ends :--

Enclosure 7.


Friday 8 September 2006

                                  BT GROUP PLC

                           TRANSACTION IN OWN SHARES

BT Group plc announces that it has today purchased through Merrill Lynch International 1,000,000 ordinary shares at a price of 247.90 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, BT Group plc holds 317,455,060 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 8,321,174,403.



                                  --: ends :--

Enclosure 8.


Monday 11 September 2006

                                  BT GROUP PLC

                           TRANSACTION IN OWN SHARES

BT Group plc announces that it has today purchased through Merrill Lynch International 250,000 ordinary shares at a price of 249.39 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, BT Group plc holds 317,705,060 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 8,320,924,403.



                                  --: ends :--

Enclosure 9.

                                  SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

BT Group plc

2) Name of shareholder having a major interest

Deutsche Bank AG

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Total holding of the above shareholder

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Deutsche Bank AG


5) Number of shares/amount of stock acquired

N/A

6) Percentage of issued class

Less than 3%

7) Number of shares/amount of stock disposed

Deutsche Bank AG and its subsidiary companies no longer have a notifiable interest in the ordinary shares of BT Group plc.

8) Percentage of issued class-

N/A

9) Class of security

Ordinary shares of 5p in BT Group plc

10) Date of transaction

N/A

11) Date company informed

11 September 2006

12) Total holding following this notification

N/A

13) Total percentage holding of issued class following this notification

N/A

14) Any additional information

This notification updates the previous notification dated 25 August 2006 and is a result of the reduction in the total holding of Deutsche Bank AG from 320,072,540 to a level below 3% of the issued share capital.


15) Name of contact and telephone number for queries

Graeme Wheatley, 020 7356 6372

16) Name of authorised company official responsible for making this notification

Graeme Wheatley, 020 7356 6372

Date of notification 12 September 2006

End

Enclosure 10.


Wednesday 13 September 2006

                                  BT GROUP PLC

                           TRANSACTION IN OWN SHARES


BT Group plc announces that it has today transferred to participants in its employees share schemes 770,907 ordinary shares at a maximum price of 199.5 pence per share and a minimum price of 154 pence per share. The transferred shares were all formerly held as treasury shares.

Following the above transfer, BT Group plc holds 316,934,153 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 8,321,695,310.



                                  --: ends :--

Enclosure 11.

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

 (1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
 (2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
 (3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
 (4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.


Please complete all relevant boxes in block capital letters.


--------------------------------------------------------------------------------


1. Name of the issuer

BT GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(III) BOTH (I) AND (II)

Name of person discharging managerial responsibilities/director

SIR CHRISTOPHER BLAND

ANDY GREEN

HANIF LALANI

PAUL REYNOLDS

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

HALIFAX CORPORATE NOMINEES LIMITED (as Trustee of the BT Group Employee Share Investment Plan).

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

REINVESTMENT OF DIVIDENDS IN FURTHER SHARES UNDER THE TERMS OF THE BT GROUP EMPLOYEE SHARE INVESTMENT PLAN.

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES IN BT GROUP PLC OF 5P EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

HALIFAX CORPORATE NOMINEES LIMITED (as Trustee of the BT Group Employee Share Investment Plan).

8 State the nature of the transaction

REINVESTMENT OF DIVIDENDS IN FURTHER SHARES UNDER THE TERMS OF THE BT GROUP EMPLOYEE SHARE INVESTMENT PLAN.

9. Number of shares, debentures or financial instruments relating to shares acquired

ALL SHARES ARE HELD IN THE NAME OF HALIFAX CORPORATE TRUSTEES LIMITED:


SIR CHRISTOPHER BLAND - 14 SHARES

ANDY GREEN - 18 SHARES

HANIF LALANI - 137 SHARES

PAUL REYNOLDS - 137 SHARES

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

259.75 pence

14. Date and place of transaction

14 SEPTEMBER 2006 - UK

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

SIR CHRISTOPHER BLAND

PERSONAL HOLDING: 674,378 ORDINARY SHARES

BT GROUP RETENTION SHARE PLAN: 314,785 SHARES

BT GROUP LEGACY OPTION PLAN: OPTIONS OVER 314,244 SHARES



ANDY GREEN

PERSONAL HOLDING: 204,618 ORDINARY SHARES

BT GROUP DEFERRED BONUS PLAN: 272,172 SHARES

BT GROUP INCENTIVE SHARE PLAN: 607,634 SHARES

BT GROUP RETENTION SHARE PLAN: 323,862 SHARES

BT GROUP GLOBAL SHARE OPTION PLAN: OPTIONS OVER 1,539,320 SHARES

BT GROUP EMPLOYEE SHARESAVE SCHEME: AN OPTION OVER 5,712 SHARES.


HANIF LALANI

PERSONAL HOLDING: 36,280 ORDINARY SHARES

BT GROUP DEFERRED BONUS PLAN: 163,803 SHARES

BT GROUP INCENTIVE SHARE PLAN: 433,009 SHARES

BT GROUP GLOBAL SHARE OPTION PLAN: OPTIONS OVER 649,851 SHARES

BT GROUP EMPLOYEE SHARESAVE SCHEME: AN OPTION OVER 8,994 SHARES.


PAUL REYNOLDS

PERSONAL HOLDING: 147,091 ORDINARY SHARES

BT GROUP DEFERRED BONUS PLAN: 249,704 SHARES

BT GROUP INCENTIVE SHARE PLAN: 530,455 SHARES

BT GROUP GLOBAL SHARE OPTION PLAN: OPTIONS OVER 1,448,764 SHARES

BT GROUP EMPLOYEE SHARESAVE SCHEME: AN OPTION OVER 4,555 SHARES.


16. Date issuer informed of transaction

15 SEPTEMBER 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes


17 Date of grant

N/A.....................

18. Period during which or date on which it can be exercised

N/A...........................

19. Total amount paid (if any) for grant of the option

N/A...........................

20. Description of shares or debentures involved (class and number)

N/A...........................

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A...........................

22. Total number of shares or debentures over which options held following notification

N/A........................

23. Any additional information

THE ABOVE NAMED PERSONS HAVE TECHNICAL INTERESTS, AS AT 15 SEPTEMBER 2006, UNDER
SCHEDULE 13 OF THE COMPANIES ACT AS FOLLOWS:


A. A TECHNICAL INTEREST, TOGETHER WITH ALL EMPLOYEES OF BT GROUP PLC, IN 21,135,132 ORDINARY SHARES HELD BY ILFORD TRUSTEES (JERSEY) LIMITED IN RESPECT OF CONTINGENT AWARDS UNDER EXECUTIVE SHARE PLANS;


B. A TECHNICAL INTEREST, TOGETHER WITH ALL EMPLOYEES OF BT GROUP PLC, IN 7,727 ORDINARY SHARES HELD IN THE NAME OF HALIFAX CORPORATE TRUSTEES LIMITED AS TRUSTEE FOR THE BT GROUP EMPLOYEE SHARE INVESTMENT PLAN.


24. Name of contact and telephone number for queries

GRAEME WHEATLEY - 020 7356 6372

Name and signature of duly authorised officer of issuer responsible for making notification

GRAEME WHEATLEY

Date of notification

15 SEPTEMBER 2006

END

Enclosure 12.


Friday 15 September 2006

                                  BT GROUP PLC

                           TRANSACTION IN OWN SHARES


BT Group plc announces that it has today transferred to Cazenove Group Limited 46,063 ordinary shares. The transferred shares were all formerly held as treasury shares. The shares will be used to satisfy an award granted under the BT Group Retention Share Plan.

Following the above transfer, BT Group plc holds 316,888,090 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 8,321,741,373.



                                  --: ends :--

Enclosure 13.

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

 (1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
 (2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
 (3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
 (4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.


Please complete all relevant boxes in block capital letters.


1. Name of the issuer

BT GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(III) BOTH (I) AND (II)

Name of person discharging managerial responsibilities/director

SIR CHRISTOPHER BLAND

BEN VERWAAYEN

ANDY GREEN

HANIF LALANI

IAN LIVINGSTON

PAUL REYNOLDS

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

HALIFAX CORPORATE TRUSTEES LIMITED

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

RECOVERY OF 2,309 BT GROUP SHARES BY HALIFAX CORPORATE TRUSTEES LIMITED AS TRUSTEE OF THE BT GROUP EMPLOYEE SHARE INVESTMENT PLAN FROM AWARDS MADE TO NON-ELIGIBLE INDIVIDUALS.


6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES IN BT GROUP PLC OF 5P EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

HALIFAX CORPORATE TRUSTEES LIMITED

8 State the nature of the transaction

RECOVERY OF 2,309 BT GROUP SHARES BY HALIFAX CORPORATE TRUSTEES LIMITED AS TRUSTEE OF THE BT GROUP EMPLOYEE SHARE INVESTMENT PLAN FROM AWARDS MADE TO NON-ELIGIBLE INDIVIDUALS.


9. Number of shares, debentures or financial instruments relating to shares acquired

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

N/A

14. Date and place of transaction

150906 - UK

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

16. Date issuer informed of transaction

150906

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes


17 Date of grant

N/A.....................

18. Period during which or date on which it can be exercised

N/A...........................

19. Total amount paid (if any) for grant of the option

N/A...........................

20. Description of shares or debentures involved (class and number)

N/A...........................

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A...........................

22. Total number of shares or debentures over which options held following notification

N/A........................

23. Any additional information

THE ABOVE NAMED PERSONS HAVE TECHNICAL INTERESTS, AS AT 15 SEPTEMBER 2006 UNDER
SCHEDULE 13 OF THE COMPANIES ACT AS FOLLOWS:


A. A TECHNICAL INTEREST, TOGETHER WITH ALL EMPLOYEES OF BT GROUP PLC IN 21,135,132 ORDINARY SHARES HELD BY ILFORD TRUSTEES (JERSEY) LIMITED IN RESPECT F CONTINGENT AWARDS UNDER EXECUTIVE SHARE PLANS;


B. A TECHNICAL INTEREST, TOGETHER WITH ALL EMPLOYEES OF BT GROUP PLC, IN 10,036 ORDINARY SHARES HELD IN THE NAME OF HALIFAX CORPORATE TRUSTEES LIMITED AS TRUSTEE FOR BT GROUP EMPLOYEE SHARE INVESTMENT PLAN.


24. Name of contact and telephone number for queries

GRAEME WHEATLEY 020 7356 6372

Name and signature of duly authorised officer of issuer responsible for making notification

GRAEME WHEATLEY

Date of notification

15.09.06

END

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


BT Group PLC
(Registrant)


By: /s/ Patricia Day
--------------------
Patricia Day, Assistant Secretary.


Date 18 September, 2006